UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F ☐

On November 14, 2024, AC Immune SA issued a press release reporting positive interim safety and immunogenicity data from the Phase 2 VacSYn clinical trial evaluating ACI-7104.056, its wholly owned anti-alpha-synuclein (a-syn) active immunotherapy candidate, for the treatment of patients with early Parkinson’s disease (PD).

VacSYn is an adaptive, placebo-controlled, and biomarker-based Phase 2 study in patients with early PD. Interim results show positive antibody responses were effectively induced against the target antigen at week 6 after 2 immunizations and were strongly boostable. Treatment with ACI-7104.056 induced an increase in anti-a-syn antibodies on average 16-fold higher than the placebo background level after three immunizations. ACI-7104.056 is well tolerated with no clinically relevant safety issues reported to date (other than injection site reactions and headaches).

ACI-7104.056 is an optimized formulation of its clinically validated anti-a-syn predecessor active immunotherapy which generated a target-specific antibody response against pathological oligomeric a-syn to inhibit spreading and downstream neurodegeneration in early PD. The accumulation of alpha-synuclein protein aggregates has been shown to cause inflammatory stress in cells and contribute to the degeneration of neurons in the brain. It has been known to play a key role in the development of neurodegenerative diseases such as PD.

A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated November 14, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Chief Financial Officer

Date: November 14, 2024